EXHIBIT 21.1

VANGENT, INC.

LIST OF SUBSIDIARIES

Name of	Jurisdiction of Organization
Subsidiary

Blueprint Technologies, Inc.	Virginia
PAS, Inc	Virginia
Vangent Puerto Rico, Inc.	Puerto Rico
Vangent Canada, Limited	Canada
Vangent, Ltd.	United Kingdom
Vangent Argentina, S.A.	Argentina
Vangent Venezuela, C.A.	Venezuela
Vangent Servicios de Mexico, S.A. de C.V.	Mexico
Vangent Mexico, S.A. de C.V.	Mexico